Industrias Bachoco Announces Third Quarter 2015 Results

CELAYA, Mexico, Oct. 22, 2015 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the third quarter ("3Q15") and accumulated ("9M15") 2015 results ended September 30, 2015. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS - 2015 vs. 2014

  Net sales increased 6.8% in 3Q15.
  EBITDA margin was 10.8% for 3Q15 and 14.9% in the 9M15.
  Earnings per basic and diluted share totaled $1.31 for 3Q15 and $5.74 for the 9M15.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "For Bachoco, this third quarter behaved as, what we can call, a typical third quarter for a year. Which, seasonally, use to be a weak one. The comparison with the 3Q14 is difficult, as last year did not present this behavior.

In general, even when we observed a good level of demand in the Mexican markets during the quarter, we also saw a stronger supply in our main product lines. At the same time, there was a strong supply in our US markets; where leg quarter prices were affected due to weaker exports.

For the quarter, our total sales continue increasing and volume in all of our product lines continued growing in both markets, so, we increased our total sales in 6.8%, and reached a two-digit EBITDA margin.

Our US operation continues delivering positive results while integrating our July's acquisition of the breeding assets in the state of Georgia, USA.

For the 9M15, we increased our total sales by 12.0%, achieving an EBITDA margin of 14.9%, same margin when compared with the equivalent period of 2014.

The Company remained in a healthy financial condition with a net cash of $10,303.7 million, as the cash and equivalents has increased 15.5% since the beginning of the year."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2014.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	3Q15	3Q14	Change
	$	$	$	%
Net sales	11,335.6	10,615.0	720.6	6.8
Net sales in Mexico	8,551.8	8,481.0	70.9	0.8
Net sales in the U.S.	2,783.8	2,134.1	649.7	30.4
NET SALES BY SEGMENT
In millions of pesos	3Q15	3Q14	Change
	$	$	$	%
Net sales	11,335.6	10,615.0	720.6	6.8
Poultry	10,252.4	9,705.6	546.8	5.6
Other	1,083.3	909.5	173.8	19.1
NET VOLUME SOLD BY SEGMENT
In tons			Change
	3Q15	3Q14	Volume	%
Total sales volume:	512,347	452,957	59,390	13.11
Poultry	403,185	368,713	34,472	9.35
Others	109,162	84,244	24,918	29.58

The Company's 3Q15 net sales totaled $11,335.6 million, $720.6 million or 6.8% more than $10,615.0 million reported in 3Q14. The increase is a result of more volume sold in all of our product lines during this quarter; partially compensate by weaker poultry prices than the same quarter of 2014.

In 3Q15, sales of our U.S. operations remained strong and represented 24.6% of our total sales; this compares with 20.1% in 3Q14.

GROSS PROFIT
In millions of pesos	3Q15	3Q14	Change
	$	$	$	%
Cost of sales	9,195.4	8,138.2	1,057.2	13.0
Gross profit	2,140.2	2,476.8	(336.6)	(13.6)
Gross margin	18.9%	23.3%	-	-

In 3Q15 the cost of sales totaled $9,195.4 million, $1,057.2 million or 13.0% higher than $8,138.2 million reported in 3Q14; the increase in cost of sales is mainly attributed to more volume sold.

The gross profit was $2,140.2 million with gross margin of 18.9% in 3Q15; this profit is lower than gross profit of $2,476.8 million and gross margin of 23.3% reported in 3Q14.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos
	3Q15	3Q14	Change
	$	$	$	%
Total SG&A	1,088.9	945.2	143.7	15.2

Total SG&A expenses in 3Q15 were $1,088.9 million, $143.7 million or 15.2% more than the $945.2 million reported 3Q14. This increase is mainly attributed to higher volume.

Total SG&A expenses as a percentage of net sales represented 9.6% in 3Q15 compared to 8.9% in 3Q14.

OTHER INCOME (EXPENSE), NET
In millions of pesos	3Q15	3Q14	Change
	$	$	$	%
Other income (expense), net	(35.6)	0.6	(36.2)	(5,635.3)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 3Q15, we recorded other expenses of $35.6 million, compared with other income of $0.6 million reported in 3Q14.

OPERATING INCOME
In millions of pesos	3Q15	3Q14	Change
	$	$	$	%
Operating income	1,015.8	1,532.2	(516.5)	(33.7)
Operating margin	9.0%	14.4%	-	-

Operating income in 3Q15 totaled $1,015.8 million; an operating margin of 9.0%, a decrease when compared to operating income of $1,532.2 million and a 14.4% operating margin reported in 3Q14.

The lower operating income was mainly attributed to lower gross profit, and higher SG&A's than in 3Q14.

NET FINANCIAL INCOME
In millions of pesos	3Q15	3Q14	Change
	$	$	$	%
Net Financial Income	92.4	53.1	39.3	74.0
Financial Income	131.6	85.8	45.8	53.4
Financial Expense	39.2	32.7	6.5	19.9

In 3Q15, the Company reported net financial income of $92.4 million, compared to income of $53.1 million reported in the same period of 2014, mainly due to higher financial income as we have higher levels of cash.

TAXES FOR THE PERIOD
In millions of pesos	3Q15	3Q14	Change
	$	$	$	%
Total Taxes	321.8	461.1	(139.3)	(30.2)
Income tax	66.4	226.7	(160.3)	(70.7)
Deferred income tax	255.5	234.5	21.0	9.0

Total taxes for the 3Q15 were $321.8 million, compared with total taxes of $461.1 million in the same period of 2014.

NET INCOME
In millions of pesos	3Q15	3Q14	Change
	$	$	$	%
Net income	786.3	1,124.2	(337.9)	(30.1)
Net margin	6.9%	10.6%	-	-
Basic and diluted income per share[1]	1.31	1.87	-	n/a
Basic and diluted income per ADR[2]	15.69	22.47	-	n/a
Weighted average Shares outstanding[3]	599,548	600,000	-	0
[1] In pesos
[2] in pesos, an ADR equal to twelve shares
[3] In thousands of shares

The net income for 3Q15 was $786.3 million, representing a basic and diluted income of $1.31 pesos per share, compared with a higher net income of $1,124.2 million, which represented $1.87 pesos of basic and diluted income per share in 3Q14. This income represents a net margin of 6.9% and 10.6% for 3Q15 and 3Q14, respectively.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	3Q15	3Q14	Change
	$	$	$	%
Net controlling interest income	783.8	1,123.4	(339.7)	(30.2)
Income tax expense (benefit)	321.8	461.1	(139.3)	n/a
Result in associates	2.5	0.7	1.8	n/a
Net finance (income) expense	(92.4)	(53.1)	(39.3)	n/a
Depreciation and amortization	205.8	209.3	(3.5)	(1.7)
EBITDA	1,221.5	1,741.5	(520.0)	(29.9)
EBITDA Margin (%)	10.8	16.4	(5.6)	(34.3)
Other expense (income) net	35.6	(0.6)	36.2	(5,635.3)
Adjusted EBITDA	1,257.1	1,740.8	(483.7)	(27.8)
Adjusted EBITDA Margin	11.09%	16.40%	-	-
Net sales	11,335.6	10,615.0	720.6	6.8

EBITDA in 3Q15 reached $1,221.5 million, representing an EBITDA margin of 10.8%, compared to EBITDA of $1,741.6 million in 3Q14, with an EBITDA margin of 16.4%.

The adjusted EBITDA in 3Q15 reached $1,257.1 million, representing an adjusted EBITDA margin of 11.09%, compared to adjusted EBITDA of $1,740.8 million in 3Q14, with an adjusted EBITDA margin of 16.4%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	9M15	9M14	Change
	$	$	$	%
Net Sales	34,578.8	30,867.2	3,711.6	12.0
Net sales in Mexico	26,320.4	24,696.4	1,624.0	6.6
Net sales in the U.S.	8,258.4	6,170.9	2,087.6	33.8

NET SALES BY SEGMENT
In millions of pesos	9M15	9M14	Change
	$	$	$	%
Net Sales	34,578.8	30,867.2	3,711.6	12.0
Poultry	31,369.5	28,168.4	3,201.1	11.4
Other	3,209.3	2,698.8	510.5	18.9

NET VOLUME SOLD BY SEGMENT
In tons			Change
	9M15	9M14	Volume	%
Total sales volume:	1,496,199	1,345,441	150,758	11.21
Poultry	1,183,627	1,090,458	93,169	8.54
Others	312,572	254,983	57,589	22.59

During the first 9M15, net sales totaled $34,578.8 million, $3,711.6 million or 12.0% more than $30,867.2 million reported in the same period of 2014. The increase in sales is attributed to higher volume sold and prices in general.

In 9M15, sales of our U.S. operations represented 24.0% of our total sales, compared with 20.0% in 9M14.

ACCUMULATED OPERATING RESULTS
In millions of pesos	9M15	9M14	Change
	$	$	$	%
Cost of Sales	26,832.0	24,143.9	2,688.1	11.1
Gross Profit	7,746.8	6,723.3	1,023.6	15.2
Total SG&A	3,141.6	2,737.2	404.4	14.8
Other Income (expense)	(43.8)	(40.8)	3.0	7.4
Operating Income	4,561.4	3,945.3	616.1	15.6
Net Financial Income	405.5	164.0	241.5	147.2
Income Tax	1,520.4	1,236.6	283.8	22.9
Net Income	3,446.5	2,872.7	573.8	20.0

In 9M15 the cost of sales totaled $26,832.5 million, $2,688.1 million or 11.1% higher than $24,143.9 million reported 9M14; the increase in the cost of sales is mainly attributable to higher volume sold.

As a result, we reached a gross profit of $7,746.8 million and a gross margin of 22.4% in 9M15, a higher result than $6,723.3 million of gross profit and a margin of 21.8% reached in the same period of 2014.

Total SG&A expenses in 9M15 were $3,141.6 million, $404.4 million or 14.8% more than the $2,737.2 million reported 9M14. Total SG&A expenses as a percentage of sales represented 9.1% in 9M15 compared to 8.9% in 9M14. This increase is mainly attribute to higher volume sold and additional expenses incurred in the implementation of projects to further improve the services we provide to our markets.

In 9M15 we had other expenses of $43.8 million, compared with other expenses of $40.8 million reported in 9M14.

The operating income in 9M15 was $4,561.4 million, which represents an operating margin of 13.2%, an improvement from an operating income of $3,945.3 million and an operating margin of 12.8% in 9M14.

The net financial income in 9M15 was $405.5 million, higher when compared to net financial income of $164.0 million in 9M14.

Total taxes were $1,520.4 million as of September 30, 2015. These taxes include $1,189.6 million of income tax and $330.8 million of deferred income taxes; this figure compares to total taxes of $1,236.6 million, which includes income taxes of $709.1 and $527.5 million of deferred income taxes in 9M14.

All the above result in a net income of $3,446.5 million or 10.0% of net margin for the 9M15, which represents $5.74 pesos of earnings per share, meanwhile in the 9M14 the net income totaled $2,872.7 million, 9.3% of net margin and $4.78 pesos of net income per share.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	9M15	9M14	Change
	$	$	$	%
Net controlling interest profit	3,440.6	2,869.6	571.1	19.9
Income tax expense (benefit)	1,520.4	1,236.6	283.8	22.9
Result in associates	5.9	3.1	2.8	n/a
Net finance (income) expense	(405.5)	(164.0)	(241.5)	n/a
Depreciation and amortization	602.7	647.9	(45.2)	(7.0)
EBITDA	5,164.1	4,593.2	570.9	12.4
EBITDA Margin (%)	14.9	14.9	0.05	0.4
Other expense (income) net	43.8	40.8	3.0	7.4
Adjusted EBITDA	5,207.9	4,634.0	573.9	12.4
Adjusted EBITDA Margin	15.06%	15.01%	-	-
Net sales	34,578.8	30,867.2	3,711.6	12.0

EBITDA in 9M15 reached $5,164.1 million, representing an EBITDA margin of 14.9%, compared to EBITDA of $4,593.2 million in 9M14, with an EBITDA margin of 14.9%.

The adjusted EBITDA in 9M15 reached $5,207.9 million, representing an adjusted EBITDA margin of 15.06%, compared to adjusted EBITDA of $4,634.0 million in 9M14, with an adjusted EBITDA margin of 15.01%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Sept, 2015	Dec. 31, 2014	Change
	$	$	$	%
TOTAL ASSETS	38,827.3	34,793.8	4,033.5	11.6
Cash and cash equivalents	13,817.2	11,961.6	1,855.6	15.5
Accounts receivable	2,345.2	2,976.5	- 631.3	- 21.2
TOTAL LIABILITIES	11,458.0	10,431.7	1,026.3	9.8
Accounts payable	3,420.6	3,384.3	36.3	1.1
Short-term debt	1,017.2	798.0	219.2	27.5
Long-term debt	2,496.4	1,652.5	843.9	51.1
TOTAL STOCKHOLDERS' EQUITY	27,369.3	24,362.1	3,007.2	12.3
Capital stock	1,174.4	1,174.4	-	-

Cash and equivalents as of September 30, 2015 totaled $13,817.2; higher by $1,855.6 million than the level we had on December 31, 2014.

Total debt as of September 30, 2015 was $3,513.6 million, compared to $2,450.5 million reported as of December 31, 2014.

Net cash as of September 30, 2015 was $10,303.7 million, compared with a net cash of $9,511.2 million as of December 31, 2014.

CAPITAL EXPENDITURES
In millions of pesos	9M15	9M14	Change
	$	$	$	%
Capital Expenditures	1,154.4	826.0	328.4	39.8

Total CAPEX for the 9M15 was $1,154.4 million and $826.0 million in 9M14, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of September 30, 2015
Total Shares	600,000,000
Total free float	26.75%
Total shares in treasury	0
Market cap (millions of pesos)	$51,474
SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Sept-15	89.73	80.27	85.79	63.49	56.77	61.10
Aug-15	79.42	72.72	79.42	57.79	50.51	56.83
Jul-15	78.03	69.23	77.00	58.69	52.72	57.09
Jun-15	73.07	70.50	70.50	56.36	54.11	54.11
May-15	73.70	68.32	73.70	58.14	54.34	57.37
Apr-15	69.69	64.38	68.32	54.40	50.87	53.79
Mar-15	67.40	63.33	63.36	53.78	48.84	49.85
Feb-15	64.00	60.20	63.26	51.58	48.97	51.02
Jan-15	63.60	59.23	61.50	51.55	47.97	48.84
Source: yahoo finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	Carlos Hermosillo	chermosillo@actinver.com.mx
BBVA BANCOMER	Fernando Olvera	fernando.olvera@bbva.com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
INTERACCIONES CASA DE BOLSA	Brian Flores	Ibflorese@interacciones.com
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com
INTERCAM GRUPO FINANCIERO	Fernanda Simon	fsimon@intercam.com.mx
SIGNUM RESEARCH	Emma Ochoa	Emma.ochoa@signumresearch.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $16.93 per USD $1.00, which corresponds to the rate at the close of September 30, 2015, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	September 30,	December 31,
In million pesos	2015	2015	2014*

TOTAL ASSETS	$ 2,293.4	38,827.3	34,793.8

Total current assets	1,378.2	23,332.4	20,852.0
Cash and cash equivalents	816.1	13,817.2	11,961.6
Total accounts receivable	138.5	2,345.2	2,976.5
Inventories	320.4	5,424.8	4,469.5
Other current assets	103.1	1,745.2	1,444.3

Total non current assets	915.2	15,494.9	13,941.8
Net property, plant and equipment	760.5	12,875.9	12,054.8
Other non current Assets	154.7	2,619.0	1,887.0

TOTAL LIABILITIES	$ 676.8	11,458.0	10,431.7

Total current liabilities	322.1	5,452.9	5,655.5
Notes payable to banks	60.1	1,017.2	798.0
Accounts payable	202.0	3,420.6	3,384.3
Other taxes payable and other accruals	60.0	1,015.1	1,473.2

Total long-term liabilities	354.7	6,005.1	4,776.2
Long-term debt	147.5	2,496.4	1,652.5
Other non current liabilities	6.4	107.5	90.9
Deferred income taxes	200.9	3,401.3	3,032.8

TOTAL STOCKHOLDERS' EQUITY	$ 1,616.6	27,369.3	24,362.1

Capital stock	69.4	1,174.4	1,174.4
Commission in shares issued	24.5	414.0	399.6
Repurchased shares	46.0	778.3	101.1
Retained earnings	1,440.1	24,380.8	22,513.2
Others accounts	33.7	571.2	129.1
Non controlling interest	3.0	50.5	44.6

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,293.4	38,827.3	34,793.8

*Audited

CONSOLIDATED STATEMENT OF INCOME
Third Quarter Results, ended September 30:
-Unaudited-
	U.S. Dollar
In millions pesos	2015	2015	2014
Net sales	$ 669.6	11,335.6	10,615.0
Cost of sales	543.1	9,195.4	8,138.2
Gross profit	126.4	2,140.2	2,476.8
SG&A	64.3	1,088.9	945.2
Other income (expenses), net	(2.1)	(35.6)	0.6
Operating income	60.0	1,015.8	1,532.2
Net finance income	5.5	92.4	53.1
Income tax	19.0	321.8	461.1
Net Income	$ 70.9	786.3	1,124.2

Non-controlling interest	0.1	2.5	0.74
Net controlling interest profit	46.6	783.8	1,123.4
Basic and diluted earnings per share	0.08	1.31	1.87
Basic and diluted earnings per ADR	0.93	15.69	22.47
Weighted average Shares outstanding[1]	599,548	599,548	600,000

EBITDA Result	$ 72.2	1,221.5	1,741.5

Gross margin	18.9%	18.9%	23.3%
Operating margin	9.0%	9.0%	14.4%
Net margin	7.0%	6.9%	10.6%
EBITDA margin	10.8%	10.8%	16.4%

[1] In thousands

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the nine months ended September 30:
-Unaudited-
	U.S. Dollar
In millions pesos	2015	2015	2014
Net sales	$ 2,042.5	34,578.8	30,867.2
Cost of sales	1,584.9	26,832.0	24,143.9
Gross profit	457.6	7,746.8	6,723.3
Selling, general and administrative expenses	185.6	3,141.6	2,737.2
Other income (expenses), net	(2.6)	(43.8)	(40.8)
Operating income	269.4	4,561.4	3,945.3
Net finance income	23.9	405.5	164.0
Income tax	89.8	1,520.4	1,236.6
Net income	$ 317.3	3,446.5	2,872.7

Non-controlling interest	0.3	5.9	3.1
Net controlling interest profit	203.9	3,440.6	2,869.6
Basic and diluted earnings per share	0.34	5.74	4.78
Basic and diluted earnings per ADR	4.07	68.9	57.40
Weighted average Shares outstanding[1]	599,508	599,508	599,940

EBITDA Result	$ 305.0	5,164.1	4,593.2

Gross margin	22.4%	22.4%	21.8%
Operating margin	13.2%	13.2%	12.8%
Net margin	10.0%	10.0%	9.3%
EBITDA margin	14.9%	14.9%	14.9%

[1] In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	September 30,
	2015	2015	2014

NET MAJORITY INCOME BEFORE INCOME TAX	$ 293.4	4,966.9	4,109.3

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	17.6	297.3	462.7
Depreciation and others	35.6	602.7	647.9
Income (loss) on sale of plant and equipment	2.1	36.1	67.5
Other Items	(20.2)	(341.4)	(252.8)

ITEMS RELATING TO FINANCING ACTIVITIES:	5.7	96.5	106.5
Interest income (expense)	5.7	96.5	106.5
Other Items	-	-	-

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	316.6	5,360.7	4,678.5
CASH GENERATED OR USED IN THE OPERATION:	(163.0)	(2,759.7)	(1,894.2)
Decrease (increase) in accounts receivable	(13.6)	(230.7)	(743.0)
Decrease (increase) in inventories	(40.8)	(690.7)	(464.1)
Decrease (increase) in accounts payable	(111.4)	(1,885.4)	(741.3)
Decrease (increase) in other liabilities	2.8	47.1	54.2

NET CASH FLOW FROM OPERATING ACTIVITIES	153.6	2,601.0	2,784.3

NET CASH FLOW FROM INVESTING ACTIVITIES	(87.1)	(1,475.0)	(558.5)
Acquisition of property, plant and equipment	(68.2)	(1,154.4)	(826.0)
Proceeds from sales of property plant and equipment	3.2	54.0	20.0
Other Items	(22.1)	(374.7)	247.5

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	66.5	1,126.0	2,225.8

Net cash provided by financing activities:	8.5	143.9	753.9
Proceeds from loans	158.3	2,680.5	794.0
Principal payments on loans	(91.9)	(1,555.3)	(87.6)
Dividends paid	(53.1)	(899.2)	-
Other items	(4.9)	(82.1)	47.5
Net increase (decrease) in cash and equivalents	75.0	1,269.9	2,979.7

Cash and investments at the beginning of year	$ 651.9	11,036.1	6,716.9
CASH AND INVESTMENTS AT END OF PERIOD	$ 726.9	12,305.9	9,696.6

DERIVATIVES POSITION REPORT
Third Quarter 2015
Thousands of Mexican Pesos, as of September 30, 2015
TYPE OF FINANCIAL INSTRUMENT	OBJETIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			3Q-2015		2Q-2015		3Q-2015	2Q-2015
Forwards and Knock out forwards.	Hedge	$ 4,554	$ 16.93		$ 15.70		$ 320	$ -	in 2015	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 125,901	CORN		CORN		$ 784	$ 25,382	75.3% in 2015 and 24.7% in 2016
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Jul-2015	$ 4.140
					Sep-2015	$ 4.220
			Dec-2015	$ 3.878	Dec-2015	$ 4.315
			May-2016	$ 4.055
			Dec-2016	$ 4.110
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					Jul-2015	$ 359.500
					Aug-2015	$ 351.900
					Sep-2015	$ 348.300
			Oct-2015	$ 308.300	Oct-2015	$ 345.500
			Dec-2015	$ 309.000
			Jan-2016	$ 308.200
			March-2016	$ 306.700
Options of Corn	Hedge	$ 52,377	CORN		CORN		$ -	$ -	2015
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Oct-2015	$ 4.1250
Options of soybean meal	Hedge	$ -	SOYBEAN MEAL		SOYBEAN MEAL		$ -	$ 246	We have none at the end of the quarter
			In USD per ton		In USD per ton
			month	price	month	price
					Aug-2015	$ 351.90
Options of Heating Oil	Hedge	$ -	Heating Oil		Heating Oil		$ -	$ -	We have none at the end of the quarter
			In USD per gallon		In US cents per pound
			month	price	month	price
					Aug-2015	$ 1.887
					Sep-2015	$ 1.890
					Oct-2015	$ 1.904
					Nov-2015	$ 1.922
					Dec-2015	$ 1.941

-The total financial instruments not exceed 5% of total assets as of September 30, 2015.
-The notional value represents the net position as of September 30, 2015 at the exchange rate of Ps.16.93 per one dollar.
-A negative value means an unfavorable effect for the Company.

PROBABLE SCENARIO

CONFERENCE CALL INFORMATION

Third Quarter 2015
Thousands of Mexican Pesos, as of September 30, 2015						PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Knock Out Forwards (1)	$ 320	$16.51	$ 17.35	$ 17.78	Direct	$ 2,790	$ 434	$ 548
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 784	$ 3.684	$ 4.071	$ 4.265	The effect will materialize as the inventory is consumed	-$ 5,511	$ 7,079	$ 13,374
Futures of Soybean Meal: (2)		$ 292.9	$ 323.7	$ 339.1
Options for Corn	$ -	$ 3.919	$ 4.331	$ 4.538		$ -	$ -	$ -
Options of Soybean Meal	$ -	$ -	$ -	$ -		$ -	$ -	$ -
Options of Heating Oil	$ -	$ -	$ -	$ -		$ -	$ -	$ -

NOTES
(1) The reference value is the exchange rate of Ps. $16.93 per USD as of Sept 30, 2015.
(2) The reference values are; the future of corn for Dec 2015, $3.8775 USD/bushel and the future of soybean meal for Oct 2015, $308.30 USD/ton.
All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

The Company will host its third quarter 2015 earnings call, on Friday, October 23rd, 2015. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
A current list of available local and international free phone telephone numbers: https://www.yourconferencecenter.com/AlternateNumbers/alternatenumbers.aspx?100374&t=A&o=UfGitkBNGvdkpq

Confirmation Number: 40913220

Visit the following link to access the webcast:
http://edge.media-server.com/m/p/wd2j86ts

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

Contact Information:
Maria Guadalupe Jaquez, IR
maria.jaquez@bachoco.net
T. +52(461)618 3555